Exhibit 99.1

IceCure Announces Pricing of $4.0 Million Registered Direct Offering and Concurrent Private Placement

CAESAREA, Israel, March 26, 2026 /PRNewswire/ -- IceCure Medical Ltd. (Nasdaq: ICCM) ("IceCure", "IceCure Medical" or the "Company"), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an option to surgical tumor removal, today announced that it has entered into securities purchase agreements with healthcare focused institutional investors for the purchase and sale of 8,000,000 ordinary shares at a purchase price of $0.50 per share in a registered direct offering. The gross proceeds from the offering are expected to be approximately $4.0 million, before deducting placement agent fees and other offering expenses. In addition, in a concurrent private placement, IceCure will issue and sell unregistered Series B warrants to purchase up to 8,000,000 ordinary shares (the “Series B Warrants”) and Series C warrants to purchase up to 8,000,000 ordinary shares (the “Series C Warrants,” and together with the Series B Warrants, the “Warrants”). The Warrants will have an exercise price of $0.55 per share and will be exercisable immediately upon issuance. The Series B Warrants will expire five years following the date of issuance and the Series C Warrants will expire one year following the date of issuance.

The closing of the offering is expected to occur on or about March 27, 2026, subject to the satisfaction of customary closing conditions. The Company currently intends to use the net proceeds from the offering for working capital and other general corporate purposes.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the offering.

The ordinary shares offered to the institutional investors described above are being offered pursuant to an effective shelf registration statement on Form F-3 (File No. 333-290046), which was declared effective by the SEC on March 24, 2026. The offering is being made only by means of a prospectus supplement and accompanying prospectus that are a part of the effective registration statement. The Warrants will be issued in a concurrent private placement. A prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Additionally, when available, electronic copies of the prospectus supplement and the accompanying prospectus may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

The private placement of the Warrants and the ordinary shares underlying the Warrants offered to the institutional investors will be made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder. Accordingly, the securities issued in the concurrent private placement may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities being offered, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About IceCure Medical Ltd.

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective option to surgical tumor removal that is easily performed in a relatively short procedure. The Company's flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and Asia.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: the Company's intended use of proceeds from the registered direct offering and concurrent private placement; and the expected closing date of the offering. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company's planned level of revenues and capital expenditures; the Company's available cash and its ability to obtain additional funding; the Company's ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company's ability to maintain its relationships with suppliers, distributors and other partners; the Company's ability to maintain or protect the validity of its patents and other intellectual property; the Company's ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company's Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 17, 2026, and other documents filed with or furnished to the SEC which are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914